UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year Ended December 31, 2014

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                               to

Commission File No.	1-6479-1

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

OSG Ship Management, Inc. Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and address of its principal executive office:

Overseas Shipholding Group, Inc.

1301 Avenue of the Americas, 42nd Floor

New York, New York 10019

OSG SHIP MANAGEMENT, INC. SAVINGS PLAN

FORM 11-K

TABLE OF CONTENTS

Page No.

Financial Statements:

Report of Independent Registered Public Accounting Firm	2

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5

Supplemental Schedule:

Schedule of Assets (Held at End of Year)	16

Signature	17

Exhibits:

23.1 Consent of Independent Registered Public Accounting Firm

1

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants

OSG Ship Management, Inc. Savings Plan

We have audited the accompanying statements of net assets available for benefits of OSG Ship Management, Inc. Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ CohnReznick LLP

New York, New York

June 26, 2015

2

OSG SHIP MANAGEMENT, INC.

SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2014 AND 2013

ASSETS	2014	2013

Investments, at fair value	$57,834,968	$67,530,594
	57,834,968	67,530,594

Receivables:
Notes receivable from participants	341,450	553,728
Employer’s contributions	-	87,253
Participants’ contributions	-	42,997
	341,450	683,978

Net assets reflecting investments at fair value	58,176,418	68,214,572
Adjustment from fair value to contract value for interest in collective investment fund relating to fully benefit-responsive investment contracts	(214,745)	(270,626)
Net assets available for benefits	$57,961,673	$67,943,946

See Notes to Financial Statements.

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OSG SHIP MANAGEMENT, INC.

SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
Additions:
Investment income:
Net appreciation in fair value of investments	$967,265	$8,272,531
Dividend and interest income	3,218,702	2,539,297
Total investment income	4,185,967	10,811,828

Contributions:
Participants	1,781,175	1,725,002
Employer	1,965,468	1,841,729
Total contributions	3,746,643	3,566,731

Other additions	14,983	29,801

Total additions	7,947,593	14,408,360

Deductions:
Benefits paid to participants	17,923,957	7,055,067
Other charges	5,909	11,288
Total deductions	17,929,866	7,066,355

Net (decrease)/increase	(9,982,273)	7,342,005

Net assets available for benefits:
Beginning of year	67,943,946	60,601,941

End of year	$57,961,673	$67,943,946

See Notes to Financial Statements.

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OSG SHIP MANAGEMENT, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan:

The following brief description of OSG Ship Management, Inc. Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document and Summary Plan Description for more complete information.

General:

The Plan is a defined contribution plan covering substantially all full-time employees (that are not governed by the terms of a collective bargaining agreement, or are a Licensed Deck Officer, or other exclusions as defined in the Plan) of OSG Ship Management, Inc. (the “Company”) who have completed thirty days of service and are age twenty-one or older and enroll on the first day of the following month after thirty days employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan was amended, effective as of June 26, 2013, to address certain guidance pursuant to U.S. v. Windsor so that the provisions of the Plan are construed, regulated and administered in accordance with the provision of ERISA, the Code and other applicable federal law. The Plan was also amended and restated as of January 1, 2009 to include certain additionally required legal changes necessary to comply with Internal Revenue Code Sections (‘Code Section”) 415, 414 and 3401, the Pension Protection Act of 2006, and other applicable legislation, and to make such other changes desired by the Company, including but not limited to, the availability of hardship distributions. In addition, the Plan was amended, effective as of January 1, 2007, to include certain additional required legal changes to comply with Code Sections 401 and 404, related to death benefits. The OSG Ship Management, Inc. Savings Plan Committee (the “Committee”) is responsible for oversight of the Plan, determines the appropriateness of the Plan’s investment offerings and monitors investment performance.

Contributions:

Participants may make basic pre-tax or post tax Roth contributions to the Plan of up to 35% of compensation, as defined. A participant’s total contributions in any year may not exceed the maximum amounts for that year as specified in Sections 401(k) and 415 of the Internal Revenue Code and regulations there under. Participants direct the investment of their contributions into various investment options offered by the Plan. Matching contributions are made by the Company as a percentage of the participant’s basic contributions and at the discretion of the Company. The Company also makes discretionary contributions equal to 4% of compensation, as defined. Participants also direct the investment of Company contributions.

Participant accounts:

Participants’ funds are kept in their own separate accounts and Company contribution accounts. Each participant’s account is credited with the participant’s contribution and the Company matching and/or discretionary contributions, if any, are credited to the participant’s Company contribution account. Net investment gain or loss in each mutual fund, Company Stock Fund or collective fund is allocated to each participant’s account in proportion to account balances, as defined.

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OSG SHIP MANAGEMENT, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (concluded):

Forfeited accounts:

Forfeitures of terminated participants’ nonvested Company contribution accounts are used to reduce the Company’s future contributions. At December 31, 2014 and 2013, forfeited nonvested accounts totaled $48,565 and $23,712, respectively. These accounts will be used to reduce future employer contributions. Also, in 2014 and 2013, employer contributions were reduced by $30,206 and $183,287, respectively, from forfeited nonvested accounts.

Vesting:

Participants are vested in their matching contribution account and employer discretionary contribution account plus actual earnings thereon upon the completion of three years of continuous service, at normal retirement date, or upon becoming totally and permanently disabled. Participants are immediately vested in their contributions plus actual earnings thereon.

Notes receivable from participants:

Any participant can request from the Plan up to two loans not to exceed the lesser of (i) one-half the combined total of the participant’s vested accounts, or (ii) $50,000, with this amount further reduced by the highest outstanding balance of any other loan to the participant under the Plan during the last twelve months, as defined. The loan must comply with various terms and conditions including transfer of the amount of the loan from the participant’s pre-tax account to a loan fund, which will be pledged as security for the loan. The loans bear interest at a rate determined by the Committee, and such rates are to be based upon prevailing commercial rates.

Payment of benefits:

Upon termination of service, participants will receive the vested value of their accounts either in a lump sum distribution or in installments over a period which can range from three to ten years. The date of the initial payment of benefits may commence at any time after retirement, death (or total and permanent disability) or termination, but not later than the calendar year in which the participant attains age 70 1/2. The Plan also provides that on or after the day a participant reaches the age of 59 1/2 an active employee may withdraw all of the value of his or her vested accounts under the Plan in a lump sum. Only one such withdrawal may be made in any Plan Year. As of February 5, 2013, Participants were no longer able to contribute to the Company Stock Fund (the “Fund”). Only participants with prior balances may keep their monies in the Fund. Participants who were already in the Fund may elect to receive distributions of their interest in the Fund in either cash or common stock of Overseas Shipholding Group, Inc. (see Note 5).

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SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2 - Chapter 11 Filing and Emergence from Bankruptcy

Company bankruptcy:

On November 14, 2012, the Company’s parent company, Overseas Shipholding Group, Inc. (“OSG”) and 180 of its subsidiaries, including the Company, (collectively, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the U.S. Bankruptcy Court for the District of Delaware. On March 7, 2014, the Debtors filed a plan of reorganization supported by certain of the lenders under OSG’s $1,500,000,000 credit agreement, dated as of February 9, 2006 (the “Lender Plan”). On April 18, 2014, the Debtors received a proposal for an alternative plan of reorganization from certain holders of existing equity interests of OSG, which the Debtors determined to be more favorable to the Debtors’ creditors and equity interest holders than the Lender Plan (the “Equity Proposal”). Accordingly, the Debtors filed with the Bankruptcy Court a plan of reorganization that effectuated the terms of the Equity Proposal (as subsequently amended, the “Equity Plan”). The Bankruptcy Court confirmed the Equity Plan by order entered on July 18, 2014 (the “Confirmation Order”). On August 5, 2014 (the “Effective Date”), the Equity Plan became effective and OSG emerged from bankruptcy. As of June 24, 2015, only two of the original 181 Chapter 11 cases remain open as the Debtors continue to negotiate settlements on disputed claims.

Summary of Emergence from Bankruptcy:

The Equity Plan deleveraged OSG’s balance sheet by reducing debt and increasing stockholders’ equity. The financial restructuring was accomplished through exit financing and by using the proceeds from a shareholder rights offering and supplemental equity offering and cash on hand to reduce outstanding indebtedness.

Note 3 - Summary of Significant Accounting Policies:

Basis of accounting:

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

As described in the applicable accounting guidance, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective investment fund. As required by the accounting guidance, the Statements of Net Assets Available for Benefits present the fair value of the investment in the collective investment fund as well as the adjustment of the investment in the collective investment fund from fair value to contract value relating to the fully benefit-responsive investment contracts. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis for fully benefit-responsive investment contracts.

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NOTES TO FINANCIAL STATEMENTS

Note 3 - Summary of Significant Accounting Policies (continued):

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates and assumptions.

Investment valuation and income recognition:

Investments are reported at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in mutual funds are valued at quoted market prices. The collective investment fund is an investment fund that invests primarily in investment contracts issued by insurance companies and commercial banks, which are carried at fair value. The Plan’s interest in the collective investment fund is valued based on information reported by the investment advisor using the audited financial statements of the collective investment fund. The Company Stock Fund (see Note 5) follows unit accounting. The value of a participant’s account in the Company Stock Fund is based on the quoted market price of Overseas Shipholding Group, Inc. stock (which as of December 31, 2014 traded under the symbol “OSGB”) as well as interest accrued on the balance held in cash.

Net appreciation in fair value of investments:

Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Purchases and sales of securities are recorded on the trade date. Dividend income is recorded on the ex-dividend date. Interest income from other investments is recorded as earned.

Fair Value Measurements:

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1:	Inputs are quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

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SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 3 - Summary of Significant Accounting Policies (continued):

Level 2:	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. In determining fair value, the Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Company Stock Fund: Valued using the unit value of the Company Stock Fund which is based on the quoted market price of Overseas Shipholding Group, Inc. stock as well as interest accrued on the balance held in cash on the last business day of the Plan year.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective investment fund: Valued at the NAV of units of a bank collective trust. The NAV, as provided by the investment advisor, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

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OSG SHIP MANAGEMENT, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 3 - Summary of Significant Accounting Policies (continued):

Financial assets carried at fair value at December 31, 2014 and 2013 are classified in the tables below in one of the three categories described above:

Assets at fair value as of December 31, 2014

	Level 1	Level 2	Total

Mutual funds:
Domestic Stock funds	$23,566,116	$-	$23,566,116
Balanced funds	15,807,836	-	15,807,836
International Stock funds	4,646,481	-	4,646,481
Short-Term Reserves	3,806,329	-	3,806,329
Fixed Income funds	2,874,338	-	2,874,338
Collective Investment fund	-	7,014,643	7,014,643
Company Stock Fund	-	119,225	119,225

Total investments at fair value	$50,701,100	$7,133,868	$57,834,968

Assets at fair value as of December 31, 2013

	Level 1	Level 2	Total

Mutual funds:
Domestic Stock funds	$27,739,005	$-	$27,739,005
Balanced funds	16,292,841	-	16,292,841
International Stock funds	6,171,174	-	6,171,174
Short-Term Reserves	3,274,638	-	3,274,638
Fixed Income funds	4,063,474	-	4,063,474
Collective Investment fund	-	9,690,416	9,690,416
Company Stock Fund	-	299,046	299,046

Total investments at fair value	$57,541,132	$9,989,462	$67,530,594

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SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 3 - Summary of Significant Accounting Policies (concluded):

Mutual Funds are designated as Level 1 investments (with quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities) and are valued at the net asset value of shares held by the Plan at year end. The collective investment fund and Company Stock Fund are designated as Level 2 instruments and the valuations are based upon the underlying investments and contracts. There were no transfers of assets between Level 1 and Level 2 during the Plan years ended December 31, 2014 or 2013.

Payment of benefits:

Benefits are recorded when paid.

Notes receivable from participants:

Participant loans are classified as receivables from participants and are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Expenses:

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation in fair value of investments.

Recently Issued Accounting Pronouncements:

In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).” Under the proposed amendments in ASU 2015-07, Plan investments for which fair value is measured at net asset value per share using the practical expedient should not be categorized in the fair value hierarchy disclosure in the financial statements. See above caption - “Fair Value Measurements.” ASU 2015-07 is effective for annual periods beginning after December 15, 2015. The adoption of ASU 2015-07 is not expected to have a material impact on the disclosures in the Plan's financial statements.

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OSG SHIP MANAGEMENT, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 4 - Investments:

All of the investments of the Plan are held by Vanguard Fiduciary Trust Company (the “Trustee”) under a Trust Agreement. The Trustee executes all investment transactions of the Plan. The participants are able to direct the investment of funds credited to their accounts on a daily basis.

The following table presents investments, at fair value, that represent 5% or more of the Plan’s net assets at either December 31, 2014 or 2013:

	2014	2013
Vanguard Retirement Savings Trust (fair value, $7,014,643 and $9,690,416, respectively)	$6,799,898	$9,419,790
Vanguard 500 Index Fund	5,835,809	6,970,727
Vanguard Wellington Fund	4,666,766	6,631,769
Vanguard Windsor II Fund	3,948,575	4,598,137
Vanguard Target Retirement 2025 Fund	3,752,480	3,171,785	*
Vanguard Target Retirement 2035 Fund	4,091,993	3,505,107
Vanguard Prime Money Market Fund	3,806,329	3,274,638	*

* Investment represents less than 5% of the Plan’s net assets.

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OSG SHIP MANAGEMENT, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 4 - Investments (continued):

The Plan’s investment assets appreciated (depreciated) in fair value as follows:

	2014	2013
Company Stock Fund	$(64,360)	$374,739
Goldman Sachs Mid Cap Value Fund	(102,253)	$193,395
Janus Small Cap Value Fund	(253,324)	$357,061
Marisco Focus Investment Fund	(24,623)	$246,682
MSIFT Midcap Growth Advisor	(143,966)	$343,780
Oakmark Select Fund	50,605	$187,933
PIMCO All Asset Fund	-	$(9,265)
PIMCO All Asset Fund - Institutional Shares	(15,719)	$(14,746)
PIMCO Total Return Fund	20,897	$(237,184)
Rainer Small/Mid Cap Value Fund	(79,712)	$324,720
Vanguard 500 Index Fund	696,745	$1,725,519
Vanguard Emerging Mkts-Stock Index Fund	(8,590)	$(124,407)
Vanguard Explorer Fund	(133,030)	$316,564
Vanguard International Growth Fund	(181,268)	$516,431
Vanguard International Value Fund	(103,416)	$282,130
Vanguard Mid-Cap Index Fund	244,448	$532,896
Vanguard PRIMECAP Fund	234,460	$464,211
Vanguard Target Retirement 2015 Fund	15,453	$79,309
Vanguard Target Retirement 2020 Fund	661	$-
Vanguard Target Retirement 2025 Fund	162,581	$420,241
Vanguard Target Retirement 2030 Fund	(106)	$-
Vanguard Target Retirement 2035 Fund	179,958	$558,488
Vanguard Target Retirement 2040 Fund	403	$1
Vanguard Target Retirement 2045 Fund	65,526	$215,044
Vanguard Target Retirement 2050 Fund	2,552	$-
Vanguard Target Retirement 2055 Fund	3,684	$10,442
Vanguard Target Retirement 2060 Fund	(11)	$-
Vanguard Target Retirement Income	6,412	$5,718
Vanguard Total Bond Market Index Fund	22,823	$(43,663)
Vanguard Wellington Fund	236,542	$680,437
Vanguard Windsor II Fund	133,893	$866,055
	$967,265	$8,272,531

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SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 4 - Investments (concluded):

Fair value of investments in entities that use NAV:

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2014 and 2013, respectively.

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Vanguard Retirement Savings Trust	$7,014,643	N/A	Daily	N/A

December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Vanguard Retirement Savings Trust	$9,690,416	N/A	Daily	N/A

The objective of the Vanguard Retirement Savings Trust investment is to provide a relatively predictable return from current income with no change in principal value by emphasizing high credit quality and diversification.

Note 5 - Related Party and Party-in-interest Transactions:

Certain services are rendered to the Plan by the Company, at no cost to the Plan. The Plan investments include shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company, the Plan’s Trustee, and therefore these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment. Plan investments also include the Company Stock Fund, which invests in shares of Overseas Shipholding Group, Inc., the parent of the Company (see Note 1 for further discussion).

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SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 6 - Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

Note 7 - Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks, including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 8 - Tax Status:

For Plan years ended December 31, 2014 and 2013, the most recent determination letter received from the Internal Revenue Service was dated June 15, 2010, and it ruled that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended since receiving that determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Internal Revenue Code and therefore believe that the Plan is qualified and the related trust is tax-exempt.

During January 2015, the Company submitted a request for an updated determination letter from the Internal Revenue Service and in June 2015, a determination letter dated June 9, 2015 was received. In that letter, the Internal Revenue Service ruled that the Plan and related trusts are designed in accordance with applicable sections of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is generally no longer subject to income tax examinations for years prior to 2011.

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OSG SHIP MANAGEMENT, INC.

SAVINGS PLAN

EIN #13-3589004

Plan #002

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(Schedule H, Part IV, Line 4i)

DECEMBER 31, 2014

	Identity of Issue, Borrower, Lessor, or Similar Party	Investment Description	Current Value
	Goldman Sachs Mid Cap Value Fund; Institutional Shares	Mutual Fund	$1,877,015
	Janus Small Cap Value Fund Institutional Shares	Mutual Fund	1,858,460
	Marsico Investment Fund: Marsico Focus Fund	Mutual Fund	1,891,888
	Morgan Stanley Inst. Fund Trust Midcap Growth Advisor	Mutual Fund	1,019,633
	Oakmark Select Fund; Class I Shares	Mutual Fund	924,986
	PIMCO All Asset Fund - Institutional Shares	Mutual Fund	533,292
	PIMCO Total Return Fund, Administrative Class	Mutual Fund	2,158,053
	Rainier Small/Mid Cap Equity Portfolio	Mutual Fund	923,532
*	Vanguard 500 Index Fund Investor Shares	Mutual Fund	5,835,809
*	Vanguard Emerging Markets Stock Index Fund Investor Shares	Mutual Fund	1,036,508
*	Vanguard Explorer Fund Investor Shares	Mutual Fund	1,539,309
*	Vanguard International Growth Fund Investor Shares	Mutual Fund	2,371,569
*	Vanguard International Value Fund	Mutual Fund	1,238,404
*	Vanguard Mid-Cap Index Fund Investor Shares	Mutual Fund	1,565,120
*	Vanguard PRIMECAP Fund Investor Shares	Mutual Fund	2,181,787
*	Vanguard Prime Money Market Fund	Mutual Fund	3,806,329
*	Vanguard Target Retirement 2015 Fund	Mutual Fund	685,702
*	Vanguard Target Retirement 2020 Fund	Mutual Fund	276,653
*	Vanguard Target Retirement 2025 Fund	Mutual Fund	3,752,480
*	Vanguard Target Retirement 2030 Fund	Mutual Fund	12,688
*	Vanguard Target Retirement 2035 Fund	Mutual Fund	4,091,993
*	Vanguard Target Retirement 2040 Fund	Mutual Fund	18,509
*	Vanguard Target Retirement 2045 Fund	Mutual Fund	1,318,946
*	Vanguard Target Retirement 2050 Fund	Mutual Fund	110,078
*	Vanguard Target Retirement 2055 Fund	Mutual Fund	94,795
*	Vanguard Target Retirement 2060 Fund	Mutual Fund	2,078
*	Vanguard Target Retirement Income	Mutual Fund	243,857
*	Vanguard Total Bond Market Index Fund Investor Shares	Mutual Fund	716,286
*	Vanguard Wellington Fund Investor Shares	Mutual Fund	4,666,766
*	Vanguard Windsor II Fund Investor Shares	Mutual Fund	3,948,575
*	Company Stock Fund	Stock	119,225
*	Vanguard Retirement Savings Trust **	Collective Inv. Fund	6,799,898
			57,620,223
*	Participant loans (maturity dates ranging from 2015 through 2019, with interest rates of 7%, secured by participant account balances)	Loan	341,450
	Total		$57,961,673

*   Party-in-interest.

** Represents the contract value of the investment

Cost information not required for participant directed investments.

See Report of Independent Registered Public Accounting Firm.

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Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrators have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OSG SHIP MANAGEMENT, INC. SAVINGS PLAN

By	/s/ Ian T. Blackley
Ian T. Blackley
Member of Savings Plan Committee

Date: June 26, 2015

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